UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14874

IMPERIAL TOBACCO GROUP PLC

(Exact name of Registrant as specified in its charter)

PO Box 244, Upton Road,

Bristol BS99 7UJ, UK

+44 (0) 1179636636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value 10 pence per share

American Depositary Shares, each representing two (2) ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

Part I

Item 1.                    Exchange Act Reporting History

A.              Imperial Tobacco Group PLC (the Registrant) first incurred the duty to file reports under Section 13(a) or Section 15(d) of U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), on September 27, 1996, the effective date of the Company’s registration statement on Form F-6 filed with the Securities and Exchange Commission.

B.                The Registrant has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a).

Item 2.       Recent United States Market Activity

The Registrant last sold securities in a registered offering (other than in offerings limited to employees of the Registrant) under the Securities Act pursuant to the Registration Statement on Form F-1 (file no. 333-10128), which was filed in connection with the offering of US$600 million 7-1/8% Guaranteed notes due April 1, 2009, and which became effective on March 26, 1999.

The Registrant has not offered or sold any securities in the United States in any other registered offering (other than in offerings limited to employees of the Registrant) over the last two years.

Item 3.                    Foreign Listing and Primary Trading Market

A.              The Registrant’s ordinary shares are listed on the London Stock Exchange in the United Kingdom under the symbol “IMT”, which singly constitutes the primary market for the Registrant’s ordinary shares.

B.                The Registrant’s ordinary shares were first listed on the London Stock Exchange on October 1, 1996. The Registrant’s ordinary shares have been listed on the London Stock Exchange for at least the 12 months preceding the filing of this form.

C.                Each American Depositary Share represents two ordinary shares. During the 12-month period beginning September 11, 2007 and ending September 10, 2008, 96.4% of the average daily trading volume of the Registrant’s ordinary shares (including ordinary shares represented by American Depositary Shares) occurred on the London Stock Exchange, the primary trading market listed above.

Item 4.                    Comparative Trading Volume Data

A.              The first and last days of the 12-month period used for calculations under Rule 12h-6(a)(4)(i) (the Measuring Period) are September 11, 2007 and September 10, 2008 respectively.

B.                For the Measuring Period, the average daily trading volume of the Registrant’s ordinary shares (including ordinary shares represented by American Depositary Shares) was 133,862 in the United States and 3,604,838 on a worldwide basis.

C.                For the Measuring Period, the average daily trading volume of the Registrant’s ordinary shares (including ordinary shares represented by American Depositary Shares) in the United States, as a percentage of the average daily trading volume on a worldwide basis, was 3.6%.

D.               The Registrant’s ordinary shares and American Depositary Shares were voluntarily delisted from the New York Stock Exchange on September 12, 2008, where the average daily trading volume for the

Registrant’s ordinary shares in the United States as a percentage of the average daily trading volume on a worldwide basis for the previous 12-month period was 3.6%.

E.                 The Registrant has not terminated its sponsored American depositary receipt facility regarding its ordinary shares.

F.                 The Registrant obtained trading volume data for purposes of the calculations described in this Item 4 from FactSet Lion Shares.

Item 5.                    Alternative Record Holder Information

Not applicable.

Item 6.                    Debt Securities

Not applicable.

Item 7.                    Notice Requirement

A.              The Registrant disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated July 24, 2008.

B.                The press release described above was disseminated by the major newswire service the Registrant typically uses to publish press releases and also published by various news services in the United States. In addition, the press release was posted on the Registrant’s website and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on July 24, 2008.

Item 8.                    Prior Form 15 Filers

Not applicable.

Part II

Item 9.                    Rule 12g3-2(b) Exemption

The Registrant will publish information required under Rule 12g3-2(b)(1)(iii) on its website at www.imperial-tobacco.com.

Part III

Item 10.    Exhibits

Not applicable.

Item 11.    Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)             The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)             Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)             It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Imperial Tobacco Group PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Imperial Tobacco Group PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Trevor Williams

Name: Trevor Williams
Title: Deputy Company Secretary
Date: September 12, 2008